

January 6, 2015

Via E-mail
Vadims Furss
Chief Executive Officer
Amber Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re:** **Amber Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 18, 2014**
> **File No. 333-199478**

Dear Mr. Furss:

We have the following comments after reviewing your letter dated December 18, 2014 and the above-referenced registration statement. Unless otherwise noted, where we reference prior comments we are referring to our letter dated November 14, 2014.

General

1. We note your response to prior comment 4 concerning the status of your developmental efforts. Please revise your management's discussion and analysis or business section to include a more detailed discussion of the status of your developmental efforts. For example, please discuss the current status of the development of your website as well as any planned developmental milestones. Ensure you balance this disclosure with a discussion of any potential difficulties you may face and any estimated costs.

Risk Factors, page 6

2. Your response to prior comment 12 indicates that subscription funds will be held in a bank in Cyprus. Please add a risk factor that discusses any risks to your company and its shareholders resulting from the placing of investor funds in a bank in Cyprus. Advise of the reasons for choosing a bank in Cyprus.

Risks Associated to Our Business

We are solely dependent upon the funds to be raised in this offering…, page 6

3. We reissue prior comment 9. In this regard, it does not appear you have alerted investors to the minimum additional capital necessary to fund planned operations for a 12-month period.

<u>We may face damage to our reputation if our future clients are not satisfied…, page 7</u>

4.   We note your response to prior comment 13 that the local guides will be independent contractors. Please consider including a risk factor that discusses the risks to your company if a court were to determine that the local guides were employees and not independent contractors.

<u>Our operations will be conducted outside the United States…, page 7</u>

5.   We note your response to prior comment 6. Please revise your response to clarify where Mr. Furss resides and tailor your risk factor accordingly.

<u>Risks Associated with This Offering</u>

<u>We will not be required to comply with certain provisions…, page 15</u>

6.   Please revise the final sentence of the first paragraph to clarify that you will be required to provide a report of management on internal control over financial reporting for the fiscal year for which your second annual report is due. In this regard, your status as an emerging growth company does not exempt you from this requirement.

<u>Plan of Distribution, page 18</u>

7.   Your response to prior comment 5 indicates that Mr. Furss will not offer shares of the company's common stock within the United States. Please reconcile this response with the fifth paragraph under this heading that appears to imply that shares will be offered in certain states. Further, given your facts please advise why you are conducting a registered offering when an exemption from registration, such as Regulation S, might be available.

<u>Information with Respect to the Registrant</u>

<u>Description of the Business, page 20</u>

8.   Your response to prior comment 18 states that you intend to offer guided tours in Europe and North America, and that you plan to conduct operations from outside the United States. Please revise to clarify whether you will offer guided tours in the United States.

<u>Description of Property</u>

<u>Offices, page 22</u>

9.   Your response to prior comment 19 indicates that you intend to conduct your business operations from outside the United States. Please revise your disclosure here, and

elsewhere throughout your prospectus, to clarify from where you intend to conduct your business operations.

Certain Relationships and Related Transactions, page 28

10.   We note your responses to prior comments 15 and 17 concerning various loan obligations between Mr. Furss and the company. Please provide a comprehensive summary of all such obligations of Mr. Furss under this heading. Clarify whether the obligations by Mr. Furss are legally binding and enforceable or whether it is within his discretion to provide such funds. If any agreement has been reduced to writing, please file the written agreement. If there is no written agreement, file a written summary of the oral agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K. For guidance, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations. Lastly, ensure that disclosure throughout the prospectus is consistent with your discussion here and any filed agreements.

Financial Statements

Notes to the Financial Statements

Note 1 – Organization and Nature of Business, page F-6

11.   The second and third sentences following this heading are inconsistent with the description of your business found elsewhere in the prospectus. Please revise or advise.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Frederick C. Bauman, Esq.
        Bauman & Associates Law Firm